

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 25, 2010

Mr. Michael A. Bless
Chief Financial Officer
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940

> **Re:** **Century Aluminum Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Schedule 14A**
> **Filed April 13, 2009, as revised May 4, 2009**
> **File No. 0-27918**

Dear Mr. Bless:

We have completed our review of your filings, and we have no further comment at this time. However, as indicated in our conversation with Mr. William Leatherberry on Friday, January 22, we expect that you will disclose in your 2010 proxy statement the performance targets set with respect to your compensation plans, and to the extent the targets were modified or disregarded, that you will explain why you took such action.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director